UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   HAMDY               ESMAT Z.
   955 E. ARQUES AVE.
   SUNNYVALE, CA  94086

2. Issuer Name and Ticker or Trading Symbol
   ACTEL CORPORATION (ACTL)
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   May 1997
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   VICE PRESIDENT OF TECHNOLOGY

7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                  05/19/97    M        500           A  $8.0000                     D
Common Stock                                  05/19/97    S        500           D  $18.1250                    D
Common Stock                                  05/19/97    M        2,000         A  $7.6300                     D
Common Stock                                  05/19/97    S        2,000         D  $18.1250                    D
Common Stock                                  05/19/97    M        2,500         A  $8.0000                     D
Common Stock                                  05/19/97    S        2,500         D  $18.1250     37,305         D
Common Stock                                                                                     1,750          I  by Son (1)

Table II (PART 1)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right  $4.0000                                                                    10/09/97(2)  10/23/02
to buy)
Incentive Stock Option (right  $8.0000                                                                    05/07/98(2)  05/21/03
to buy)
Incentive Stock Option (right  $8.0000         05/19/97       M                          500              (3) 03/31/94 06/30/03
to buy)
Incentive Stock Option (right  $8.0000         05/19/97       M                          2,500            (3) 03/31/94 06/30/03
to buy)
Incentive Stock Option (right  $7.6300         05/19/97       M                          2,000            (4) 03/31/95 07/26/04
to buy)
Non-Qualified Stock Option     $7.6300                                                                    03/31/97(5)  07/26/04
(right to buy)
Incentive Stock Option (right  $9.1250                                                                    09/23/04(2)  10/07/04
to buy)
Non-Qualified Stock Option     $9.2600                                                                    (6)          10/06/05
(right to buy)
Incentive Stock Option (right  $10.6250                                                                   07/05/96(7)  01/05/06
to buy)
Non-Qualified Stock Option     $10.6250                                                                   07/05/96(8)  01/05/06
(right to buy)
Incentive Stock Option (right  $14.8750                                                                   08/01/00(9)  07/17/06
to buy)
Non-Qualified Stock Option     $14.8750                                                                   08/01/00(9)  07/17/06
(right to buy)

Table II (PART 2)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right            Common Stock                   200                       200           D
to buy)
Incentive Stock Option (right            Common Stock                   100                       100           D
to buy)
Incentive Stock Option (right  05/19/97  Common Stock                   500                                     D
to buy)
Incentive Stock Option (right  05/19/97  Common Stock                   2,500                     8,813         D
to buy)
Incentive Stock Option (right  05/19/97  Common Stock                   2,000                     15,823        D
to buy)
Non-Qualified Stock Option               Common Stock                   2,227                     2,227         D
(right to buy)
Incentive Stock Option (right            Common Stock                   200                       200           D
to buy)
Non-Qualified Stock Option               Common Stock                   21,016                    21,016        D
(right to buy)
Incentive Stock Option (right            Common Stock                   11,009                    11,009        D
to buy)
Non-Qualified Stock Option               Common Stock                   10,741                    10,741        D
(right to buy)
Incentive Stock Option (right            Common Stock                   6,722                     6,722         D
to buy)
Non-Qualified Stock Option               Common Stock                   21,141                    21,141        D
(right to buy)

Explanation of Responses:

(1)
Held as Custodian under UGMA.
(2)
Option becomes exercisable on date patent is issued by the U.S. Patent and Trademark Office or two weeks prior to five years from date of grant.
(3)
Option begins vesting as to 11,875 shares on 1/1/94 and is exercisable quarterly as to 3,250 shares in 1994, 3,375 shares in 1995,
3,750 shares in 1996, and 1,500 shares in 1997.  The remaining 7,500 shares vest 100% on 8/1/97.
(4)
Option begins vesting as to 11,814 shares on 1/1/95 and is exercisable quarterly as to 4,000 shares in 1995, 4,250 shares in 1996, and 3,564 shares in 1997.  The remaining 13,009 shares vest 100% on 8/1/98.
(5)
Option begins vesting as to 236 shares on 1/1/97 and is exercisable as to 59 shares each quarter. The remaining 1,991 shares vest
100% on 8/1/98.
(6)
Vests and is exercisable 100% six months following a "change of control" of the company.

SIGNATURE OF REPORTING PERSON
/S/ ESMAT Z. HAMDY
DATE:  JUNE 10, 1997